

November 10, 2014

<u>Via E-mail</u>
Mark Poretsky
Chief Executive Officer
MP Ventures, Inc.
310 Olive Street
Long Beach, NY 11561

> **Re: MP Ventures, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 23, 2014**
> **File No. 333-198720**

Dear Mr. Poretsky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   When you file your next amendment, please include page numbers. Please also file on EDGAR a marked copy of the amendment showing changes effected in the registration statement by the amendment. See Rule 472 of Regulation C and Rule 310 of Regulation S-T, of the Securities Act of 1933.

2.   We note your response to comment 3 of our letter dated October 7, 2014, and revised disclosure throughout. However, we note your disclosure under the "Our Company" caption that as you acquire clients that own distressed real estate assets, your "business model will develop to include the purchase of such properties with the intent to generate revenue through the leasing of such properties." We also note your disclosure under the "Market Analysis" caption which appears to describe the due diligence a company would engage in before purchasing a property. Please clarify whether you intend to purchase real estate and revise your disclosure accordingly.

3. We note your response to comment 12 of our letter dated October 7, 2014. Please revise your Prospectus Summary and Business Operations sections to clarify that you provide property management services to clients outside of the New York City area through sub-contractors. Please also specify in the Business Operations section that you intend to rely upon sub-contractors in the New York City area for services such as repair and landscaping.

Business Operations

4. Please revise to disclose the material terms of any agreements you have entered into with sub-contractor(s) with respect to your services agreement with Allied Design Build Inc. Please provide details regarding the identity and number of sub-contractors, compensation arrangements, and your ability to terminate your relationships with the sub-contractors. Please file the agreements with the contractors in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to do so.

Management's Discussion and Analysis . . .

Liquidity and Capital Resources

5. We note your disclosure on page 40 that the expenses related to this offering are estimated to be $15,000. Please reconcile this with your disclosure elsewhere indicating that offering expenses will be $29,250.

Report of Independent Registered Public Accounting Firm

6. In your amended filing please include a revised auditor report that makes reference to the appropriate dates of the financial statements presented. We note the current report opines on the financial position and results of operations and cash flows for the period April 14, 2014 through March 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie D. Gorman
Senior Counsel

cc: Adam S. Tracy, Esq. *(via e-mail)*